Exhibit 99.1

NICE Reports 27% Year-Over-Year Cloud Revenue Growth for the First Quarter 2024

●	Total revenue growth of 15% year over year
●	Double-digit growth in gross profit, operating income and net income
●	Non-GAAP EPS exceeds high end of guidance range
●	Record high operating cash flow of $254 million increased 30% year over year

Hoboken, New Jersey, May 16, 2024 - NICE (NASDAQ: NICE) today announced results for the first quarter ended March 31, 2024, as compared to the corresponding period of the previous year.

First Quarter 2024 Financial Highlights

GAAP	Non-GAAP
Total revenue was $659.3 million and increased 15%	Total revenue was $659.3 million and increased 15%
Cloud revenue was $468.4 million and increased 27%	Cloud revenue was $468.4 million and increased 27%
Operating income was $121.4 million and increased 30%	Operating income was $199.8 million and increased 22%
Operating margin was 18.4% compared to 16.4% last year	Operating margin was 30.3% compared to 28.6% last year
Diluted EPS was $1.60 and increased 39%	Diluted EPS was $2.58 and increased 27%
Operating cash flow was $254.5 million and increased 30%

“We are pleased to start the year with positive momentum, evidenced by a robust performance across the board, while continuing to outpace the industry,” said Barak Eilam, CEO, NICE. “Our total revenue growth of 15% was once again driven by excellent execution in the cloud with 27% revenue growth, propelled by demand for our digital and AI offerings. We also delivered another quarter of expanding profitability as demonstrated by a 170 basis point increase in our Non-GAAP operating margin to 30.3%, leading to a 27% year over year increase in non-GAAP EPS, and generated record operating cash flow of $254 million. Our ongoing healthy cash generation coupled with a best-in-class balance sheet provides us with unparalleled growth opportunities.”

Mr. Eilam continued, “Our continued strong performance over the past several years as well as the outstanding first quarter results are attributed to our unmatched platform strategy coupled with consistent execution. This is now further driving our market leadership with the ultimate trifecta: highest industry cloud win rate, trailblazing the digital market through convergence and fully leveraging the tremendous CX AI opportunity.”

GAAP Financial Highlights for the First Quarter Ended March 31:

Revenues: First quarter 2024 total revenues increased 15% to $659.3 million compared to $571.9 million for the first quarter of 2023.

Gross Profit: First quarter 2024 gross profit was $436.6 million compared to $385.3 million for the first quarter of 2023. First quarter 2024 gross margin was 66.2% compared to 67.4% for the first quarter of 2023.

Operating Income: First quarter 2024 operating income increased 30% to $121.4 million compared to $93.5 million for the first quarter of 2023. First quarter 2024 operating margin was 18.4% compared to 16.4% for the first quarter of 2023.

Net Income: First quarter 2024 net income increased 38% to $106.4 million compared to $76.9 million for the first quarter of 2023. First quarter 2024 net income margin was 16.1% compared to 13.5% for the first quarter of 2023.

Fully Diluted Earnings Per Share: Fully diluted earnings per share for the first quarter of 2024 increased 39% to $1.60 compared to $1.15 in the first quarter of 2023.

Cash Flow and Cash Balance: First quarter 2024 operating cash flow was $254.5 million. In the first quarter 2024, $41.5 million was used for share repurchases and $87.4 million was used for repayment of debt. As of March 31, 2024, total cash and cash equivalents, and short-term investments were $1,502.8 million. Our debt was $457.5 million, resulting in net cash and investments of $1,045.3 million.

Non-GAAP Financial Highlights for the First Quarter Ended March 31:

Revenues: First quarter 2024 total revenues increased 15% to $659.3 million compared to $571.9 million for the first quarter of 2023.

Gross Profit: First quarter 2024 gross profit was $467.7 million compared to $409.9 million for the first quarter of 2023. First quarter 2024 gross margin was 70.9% compared to 71.7% for the first quarter of 2023.

Operating Income: First quarter 2024 operating income increased 22% to $199.8 million compared to $163.4 million for the first quarter of 2023. First quarter 2024 operating margin was 30.3% compared to 28.6% for the first quarter of 2023.

Net Income: First quarter 2024 net income increased 26% to $171.6 million compared to $135.6 million for the first quarter of 2023. First quarter 2024 net income margin was 26.0% compared to 23.7% for the first quarter of 2023.

Fully Diluted Earnings Per Share: Fully diluted earnings per share for the first quarter of 2024 increased 27% to $2.58 compared to $2.03 in the first quarter of 2023.

Second Quarter and Full Year 2024 Guidance:

Second-Quarter 2024:

Second-quarter 2024 Non-GAAP total revenues are expected to be in a range of $657 million to $667 million, representing 14% growth year over year at the midpoint.

Second-quarter 2024 Non-GAAP fully diluted earnings per share are expected to be in a range of $2.53 to $2.63, representing 21% growth year over year at the midpoint.

Full-Year 2024:

Full-year 2024 Non-GAAP total revenues are expected to be in a range of $2,715 million to $2,735 million, representing 15% growth at the midpoint compared to full-year 2023.

The Company increased full year 2024 Non-GAAP fully diluted earnings per share which are expected to be in a range of $10.53 to $10.73, representing 21% growth at the midpoint compared to full-year 2023.

Quarterly Results Conference Call

NICE management will host its earnings conference call today May 16, 2024, at 8:30 AM ET, 13:30 GMT,
15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial into the following numbers: United States 1-877-407-4018 or +1-201-689-8471, United Kingdom 0-800-756-3429, Israel 1-809-406-247.
The call will be webcast live on the Company’s website at https://www.nice.com/investor-relations/upcoming-event.

Explanation of Non-GAAP measures

Non-GAAP financial measures are included in this press release. Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude share-based compensation, amortization of acquired intangible assets, acquisition related and other expenses, amortization of discount on debt and loss from extinguishment of debt and the tax effect of the Non-GAAP adjustments.

The Company believes that these Non-GAAP financial measures, used in conjunction with the corresponding GAAP measures, provide investors with useful supplemental information about the financial performance of our business. We believe Non-GAAP financial measures are useful to investors as a measure of the ongoing performance of our business. Our management regularly uses our supplemental Non-GAAP financial measures internally to understand, manage and evaluate our business and to make financial, strategic and operating decisions. These Non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Our Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. These Non-GAAP financial measures may differ materially from the Non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The Company provides guidance only on a Non-GAAP basis. A reconciliation of guidance from a GAAP to Non-GAAP basis is not available due to the unpredictability and uncertainty associated with future events that would be reported in GAAP results and would require adjustments between GAAP and Non-GAAP financial measures, including the impact of future possible business acquisitions. Accordingly, a reconciliation of the guidance based on Non-GAAP financial measures to corresponding GAAP financial measures for future periods is not available without unreasonable effort.

About NICE

With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Investor Relations Contact

Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763-0127, ir@nice.com, CET

Corporate Media Contact

Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE. All other marks are trademarks of their respective owners. For a full list of NICE' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements may be identified by words such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” and similar expressions. Forward-looking statements are based on the current beliefs, expectations and assumptions of the Company’s management regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Examples of forward-looking statements include guidance regarding the Company’s revenue and earnings and the growth of our cloud, analytics and artificial intelligence business.

Forward looking statements are inherently subject to significant economic, competitive and other uncertainties and contingencies, many of which are beyond the control of management. The Company cautions that these statements are not guarantees of future performance, and investors should not place undue reliance on them. There are or will be important known and unknown factors and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  These factors, include, but are not limited to, risks associated with changes in economic and business conditions, competition, successful execution of the Company’s growth strategy, success and growth of the Company’s cloud Software-as-a-Service business, difficulties in making additional acquisitions or effectively integrating acquired operations, products, technologies and personnel, the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners, rapidly changing technology, cyber security attacks or other security breaches against the Company, privacy concerns and legislation impacting the Company’s business, changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East, that may disrupt our business and the global economy and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”).

You are encouraged to carefully review the section entitled “Risk Factors” in our latest Annual Report on Form 20-F and our other filings with the SEC for additional information regarding these and other factors and uncertainties that could affect our future performance. The forward-looking statements contained in this press release speak only as of the date hereof, and the Company undertakes no obligation to update or revise them, whether as a result of new information, future developments or otherwise, except as required by law.

###

NICE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31,	December 31,
	2024	2023
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$793,078	$511,795
Short-term investments	709,766	896,044
Trade receivables	574,987	585,154
Debt hedge option	-	121,922
Prepaid expenses and other current assets	206,238	197,967

Total current assets	2,284,069	2,312,882

LONG-TERM ASSETS:
Property and equipment, net	181,136	174,414
Deferred tax assets	174,755	178,971
Other intangible assets, net	274,541	305,501
Operating lease right-of-use assets	101,577	104,565
Goodwill	1,820,469	1,821,969
Prepaid expenses and other long-term assets	210,031	219,332

Total long-term assets	2,762,509	2,804,752

TOTAL ASSETS	$5,046,578	$5,117,634

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$55,238	$66,036
Deferred revenues and advances from customers	340,366	302,649
Current maturities of operating leases	13,324	13,747
Debt	-	209,229
Accrued expenses and other liabilities	532,451	528,660

Total current liabilities	941,379	1,120,321

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	58,907	52,458
Operating leases	99,818	102,909
Deferred tax liabilities	8,489	8,596
Debt	457,505	457,081
Other long-term liabilities	22,179	21,769

Total long-term liabilities	646,898	642,813

SHAREHOLDERS' EQUITY
Nice Ltd's equity	3,447,085	3,341,132
Non-controlling interests	11,216	13,368

Total shareholders' equity	3,458,301	3,354,500

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$5,046,578	$5,117,634

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended
	March 31,
	2024	2023
	Unaudited	Unaudited

Revenue:
Cloud	$468,406	$367,567
Services	148,913	159,858
Product	41,990	44,435
Total revenue	659,309	571,860

Cost of revenue:
Cloud	169,978	131,596
Services	46,086	47,905
Product	6,605	7,095
Total cost of revenue	222,669	186,596

Gross profit	436,640	385,264

Operating expenses:
Research and development, net	87,832	78,102
Selling and marketing	155,015	148,479
General and administrative	72,354	65,176
Total operating expenses	315,201	291,757

Operating income	121,439	93,507

Financial and other income, net	(14,009)	(8,721)

Income before tax	135,448	102,228
Taxes on income	29,075	25,286
Net income	$106,373	$76,942

Earnings per share:
Basic	$1.68	$1.20
Diluted	$1.60	$1.15

Weighted average shares outstanding:
Basic	63,278	63,941
Diluted	66,528	66,662

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended
	March 31,
	2024	2023
	Unaudited	Unaudited

Operating Activities

Net income	$106,373	$76,942
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	51,760	41,846
Share-based compensation	44,404	44,961
Amortization of premium and discount and accrued interest on marketable securities	(1,232)	1,270
Deferred taxes, net	4,366	(7,878)
Changes in operating assets and liabilities:
Trade Receivables, net	8,137	16,752
Prepaid expenses and other current assets	8,761	(11,372)
Operating lease right-of-use assets	3,281	3,068
Trade payables	(10,763)	(1,180)
Accrued expenses and other current liabilities	(2,868)	(694)
Deferred revenue	45,539	33,247
Operating lease liabilities	(3,800)	(3,907)
Amortization of discount on long-term debt	549	1,154
Other	(17)	862
Net cash provided by operating activities	254,490	195,071

Investing Activities

Purchase of property and equipment	(10,521)	(13,106)
Purchase of Investments	(331,122)	(69,542)
Proceeds from sales of marketable investments	516,150	64,899
Capitalization of internal use software costs	(15,936)	(14,136)
Net cash provided by (used in) investing activities	158,571	(31,885)

Financing Activities

Proceeds from issuance of shares upon exercise of options	1,792	959
Purchase of treasury shares	(41,515)	(64,715)
Dividends paid to noncontrolling interest	(2,681)	(1,480)
Repayment of debt	(87,435)	-
Net cash used in financing activities	(129,839)	(65,236)

Effect of exchange rates on cash and cash equivalents	(1,939)	1,167

Net change in cash, cash equivalents and restricted cash	281,283	99,117
Cash, cash equivalents and restricted cash, beginning of period	$513,314	$533,095

Cash, cash equivalents and restricted cash, end of period	$794,597	$632,212

Reconciliation of cash, cash equivalents and restricted cash reported in the consolidated balance sheet:
Cash and cash equivalents	$793,078	$630,661
Restricted cash included in other current assets	$1,519	$1,551
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$794,597	$632,212

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended
	March 31,
	2024	2023
GAAP revenues	$659,309	$571,860
Non-GAAP revenues	$659,309	$571,860

GAAP cost of revenue	$222,669	$186,596
Amortization of acquired intangible assets on cost of cloud	(25,367)	(19,369)
Amortization of acquired intangible assets on cost of product	(260)	(249)
Cost of cloud revenue adjustment (1,2)	(3,002)	(1,947)
Cost of services revenue adjustment (1)	(2,378)	(2,885)
Cost of product revenue adjustment (1)	(30)	(138)
Non-GAAP cost of revenue	$191,632	$162,008

GAAP gross profit	$436,640	$385,264
Gross profit adjustments	31,037	24,588
Non-GAAP gross profit	$467,677	$409,852

GAAP operating expenses	$315,201	$291,757
Research and development (1,2)	(8,143)	(8,398)
Sales and marketing (1,2)	(14,172)	(11,102)
General and administrative (1,2)	(19,831)	(21,296)
Amortization of acquired intangible assets	(5,239)	(4,515)
Valuation adjustment on acquired deferred commission	15	40
Non-GAAP operating expenses	$267,831	$246,486

GAAP financial and other income, net	$(14,009)	$(8,721)
Amortization of discount and loss of extinguishment on debt	(549)	(1,154)
Change in fair value of contingent consideration	(44)	-
Non-GAAP financial and other income, net	(14,602)	(9,875)

GAAP taxes on income	$29,075	$25,286
Tax adjustments re non-GAAP adjustments	13,816	12,308
Non-GAAP taxes on income	$42,891	$37,594

GAAP net income	$106,373	$76,942
Amortization of acquired intangible assets	30,866	24,133
Valuation adjustment on acquired deferred commission	(15)	(40)
Share-based compensation (1)	45,644	45,766
Acquisition related and other expenses (2)	1,912	-
Amortization of discount and loss of extinguishment on debt	549	1,154
Change in fair value of contingent consideration	44	-
Tax adjustments re non-GAAP adjustments	(13,816)	(12,308)
Non-GAAP net income	$171,557	$135,647

GAAP diluted earnings per share	$1.60	$1.15

Non-GAAP diluted earnings per share	$2.58	$2.03

Shares used in computing GAAP diluted earnings per share	66,528	66,662

Shares used in computing non-GAAP diluted earnings per share	66,528	66,662

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based compensation
		Quarter ended
		March 31,
		2024	2023

	Cost of cloud revenue	$2,940	$1,947
	Cost of services revenue	2,378	2,885
	Cost of product revenue	30	138
	Research and development	7,813	8,398
	Sales and marketing	13,529	11,102
	General and administrative	18,954	21,296
		$45,644	$45,766

(2)	Acquisition related and other expenses
		Quarter ended
		March 31,
		2024	2023

	Cost of cloud revenue	$62	$-
	Research and development	330	-
	Sales and marketing	643	-
	General and administrative	877	-
		$1,912	$-

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP NET INCOME TO NON-GAAP EBITDA
U.S. dollars in thousands

	Quarter ended
	March 31,
	2024	2023
	Unaudited	Unaudited

GAAP net income	$106,373	$76,942
Non-GAAP adjustments:
Depreciation and amortization	51,760	41,846
Share-based compensation	44,404	44,961
Financial and other expense/ (income), net	(14,009)	(8,721)
Acquisition related and other expenses	1,912	-
Valuation adjustment on acquired deferred commission	(15)	(40)
Taxes on income	29,075	25,286
Non-GAAP EBITDA	$219,500	$180,274

NICE LTD. AND SUBSIDIARIES
NON-GAAP RECONCILIATION - FREE CASH FLOW FROM CONTINUING OPERATIONS
U.S. dollars in thousands

	Quarter ended
	March 31,
	2024	2023
	Unaudited	Unaudited
Free cash flow (a)
Net cash provided by operating activities	$254,490	$195,071

Purchase of property and equipment	(10,521)	(13,106)
Capitalization of internal use software costs	(15,936)	(14,136)

Free Cash Flow	$228,033	$167,829

(a) Free cash flow from continuing operations is defined as operating cash flows from continuing operations less capital expenditures of the continuing operations and less capitalization of internal use software costs.